Exhibit 1.1
CONTACTS Chief Financial Officer Meir Moshe +972-3766-8610

Corporate Media Relations:
Brian T. Gallagher
+1 201 785 3206 (office)
+1 201-574-3840 (cell)
briang@radware.com

For Immediate Release

Radware Reports Results of Annual General Meeting

Tel Aviv, Israel, November 9, 2012 – Radware® (NASDAQ: RDWR), a leading provider of application delivery and application security solutions for virtual and cloud data centers, today announced that at its Annual General Meeting of Shareholders held yesterday, November 8, 2012, all of the items on the agenda to be voted upon were approved by the Company’s shareholders.

About Radware

Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual and cloud data centers. Its award-winning solutions portfolio delivers full resilience for business-critical applications, maximum IT efficiency, and complete business agility. Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down. For more information, please visit www.radware.com.

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This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Radware’s Annual Report on Form 20-F and Radware’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.